UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                      TECHNICAL COMMUNICATIONS CORPORATION
                                (Name of Issuer)

                     Common Stock, $0.10 par value per share
                         (Title of Class of Securities)

                                   878 409 101
                                 (CUSIP Number)

        M. Mahmud Awan, Ph. D.                      Paul Bork, Esq.
        TechMan International Corporation           Hinckley, Allen & Snyder
        240 Sturbridge Road                         28 State Street
        Charlton City, Massachusetts 01506          Boston, Massachusetts  02109
        (508) 248-3211                              (617) 345-9000

       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  July 6, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior coverage page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   Name of Reporting Person: M. Mahmud Awan
     SS or IRS Identification Number of the Above Person:


2.   Check the Appropriate Box if a Member of a Group: (a) [X]
                                                       (b) [ ]


3.   SEC Use Only



4.   Source of Funds:    PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.   Citizenship or Place of Organization: USA

7.   Sole Voting Power: 138,378 shares

8.   Shared Voting Power: 0 shares

9.   Sole Dispositive Power: 138,378 shares

10.  Shared Dispositive Power: 0 shares

11.  Aggregate  Amount  Beneficially  Owned by Each  Reporting  Person:  138,378
     shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13.  Percent of Class Represented by Amount in Row (11): 10.8%

14.  Type of Reporting Person:  IN

1.   Name of Reporting Person: Philip A. Phalon
     SS or IRS Identification Number of the Above Person:


2.   Check the Appropriate Box if a Member of a Group: (a) [X]
                                                       (b) [ ]


3.   SEC Use Only



4.   Source of Funds:    PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.   Citizenship or Place of Organization: USA

7.   Sole Voting Power: 2,250 shares

8.   Shared Voting Power: 0 shares

9.   Sole Dispositive Power: 2,250 shares

10.  Shared Dispositive Power: 0 shares

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 2,250 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13.  Percent of Class Represented by Amount in Row (11): 0.2%

14.  Type of Reporting Person:  IN

1.   Name of Reporting Person: Robert B. Bregman
     SS or IRS Identification Number of the Above Person:


2.   Check the Appropriate Box if a Member of a Group: (a) [X]
                                                       (b) [ ]


3.   SEC Use Only



4.   Source of Funds:    PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.   Citizenship or Place of Organization: USA

7.   Sole Voting Power: 2,700 shares

8.   Shared Voting Power: 0 shares

9.   Sole Dispositive Power: 2,700 shares

10.  Shared Dispositive Power: 0 shares

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 2,700 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13.  Percent of Class Represented by Amount in Row (11): 0.2%

14.  Type of Reporting Person:  IN

1.   Name of Reporting Person: William C. Martindale, Jr.
     SS or IRS Identification Number of the Above Person:


2.   Check the Appropriate Box if a Member of a Group: (a) [X]
                                                       (b) [ ]


3.   SEC Use Only



4.   Source of Funds:    PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.   Citizenship or Place of Organization: USA

7.   Sole Voting Power: 10,000 shares

8.   Shared Voting Power: 67,000 shares

9.   Sole Dispositive Power: 10,000 shares

10.  Shared Dispositive Power: 67,000 shares

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 77,000 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [X]

13.  Percent of Class Represented by Amount in Row (11): 6.0%

14.  Type of Reporting Person:  IN

Item 1. Security and Issuer

     The Statement of M. Mahmud Awan, Philip A. Phalon, Robert B. Bregman and William C. Martindale, Jr. (the "Purchasing Group") on Schedule 13D dated April 3, 1998, as amended and supplemented by Amendment No. 1 dated May 15, 1998, Amendment No. 2 dated May 22, 1998, Amendment No. 3 dated June 9, 1998, Amendment No. 4 dated June 15, 1998, Amendment No. 5 dated June 19, 1998, and Amendment No. 6 dated July 6, 1998, in respect of the common stock, $0.10 par value ("Common Stock"), of Technical Communications Corporation (the "Issuer") whose principal executive offices are located at 100 Domino Drive, Concord, Massachusetts 01742, is hereby amended and supplemented as follows:

Item 4.  Purpose of Transaction

Item 4(d) is hereby amended and supplemented by the addition of the following paragraph:

     "On June 29 and July 2, 1998, the Issuer and certain of its directors, and Arnold McCalmont, respectively, filed in the Massachusetts Superior Court, Middlesex County, Motions for Clarification and Reconsideration of the Court's Order dated June 9, 1998, which invalidated the adoption on April 30, 1998 of a staggered Board scheme. On July 1, 1998, Mr. Phalon and Dr. Awan filed an Opposition to Defendants' Motion for Clarification and Reconsideration, a copy of which is attached hereto as Exhibit 6 and incorporated herein by reference. On July 6 and 7, 1998, the Court denied said Defendants' Motions for Clarification and Reconsideration. On July 6, 1998, the Court also scheduled a hearing for July 10, 1998 on the Complaint for Civil Contempt dated June 29, 1998 filed by Mr. Phalon and Dr. Awan against the Issuer and each of its directors (other than Mr. Phalon) in respect of their conduct in attempting to adopt a staggered Board scheme on June 24, 1998."

Item 7.  Materials to be Filed as Exhibits

Item 7 is hereby amended and supplemented as follows:

                             "Schedule of Exhibits

     Exhibit 6 Opposition to Defendants' Motion for Clarification and Reconsideration dated July 1, 1998, in the Massachusetts Superior Court, Middlesex County, Civil Action No. 98-2553."

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: July 7, 1998                          /s/      *
                                             __________________________________
                                             M. Mahmud Awan



                                             /s/ Philip A. Phalon
                                             __________________________________
                                             Philip A. Phalon



                                             /s/      *
                                             __________________________________
                                             Robert B. Bregman



                                             /s/      *
                                             __________________________________
                                             William C. Martindale, Jr.



         */s/ Philip A. Phalon
         _______________________________
         Philip A. Phalon
         Attorney - in - Fact

                                                                       EXHIBIT 6

                          COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss.                                         Superior Court
                                                       Civil Action No. 98-2553

________________________________)
PHILIP A. PHALON, and           )
M. MAHMUD         AWAN,         )
                                )
         Plaintiffs,            )
                                )
v.                              )
                                )
TECHNICAL COMMUNICATIONS        )
CORPORATION, ARNOLD MCCALMONT,  )
HERBERT A. LERNER, ROBERT T.    )
LESSARD, CARL H. GUILD,         )
MITCHELL B. BRISKIN, DONALD     )
LAKE, and THOMAS B. PEOPLES,    )
                                )
         Defendants.            )
________________________________)

                   PLAINTIFFS' OPPOSITION TO DEFENDANTS' MOTION
                      FOR CLARIFICATION AND RECONSIDERATION

                                 I. INTRODUCTION

     The Plaintiffs, Philip A. Phalon and M. Mahmud Awan (the "Plaintiffs") hereby oppose the Motion of the Defendants, Technical Communications
Corporation, Herbert A. Lerner, Robert T. Lessard, Carl H. Guild, Mitchell B. Briskin, Donald Lake and Thomas B. Peoples (the "Defendants") For Clarification and For Reconsideration (the "Defendants' Motion") on the grounds that: (i) Judge Quinlan's Order and Injunction are clear and unambiguous and the Defendants are in contempt of both; (ii) the Defendants have already sought reconsideration from the Single Justice of the Massachusetts Appeals Court, and the Single Justice has upheld the Injunction; (iii) the Defendants' base their Motion on facts which have always been known to the Defendants and which the Defendants could and should have brought to the attention to the Court prior to the issuance of the Injunction had they genuinely believed them to be material;
(iv) the Defendants are inappropriately and selectively using the attorney-client privilege to prevent the Plaintiffs from obtaining relevant evidence, while at the same time waiving that privilege when it is in their interest to do so; and (v) the Defendants' Motion mischaracterizes both the letter and spirit of the Injunction, the current state of the evidence in this case, and the alleged impartiality of Defendants Briskin, Lake and Peoples.

                                  II. ARGUMENT

     A. The Defendants Have Committed Civil Contempt, And This Court Should Decline To Reconsider The Injunction On That Basis Alone.

     By electing to opt into Chapter 156B, section 50A on June 24, 1998, only 14 days after this court enjoined them from taking steps to stagger TCC's Board of Directors, the Defendants have committed civil contempt. The case law is clear that the Defendants were required to seek clarification of the Court Order prior to engaging in conduct which could potentially be considered civil contempt. The Defendants intentionally elected not to do so, and rely instead on a belated motion for clarification and reconsideration, entirely contrary to established Massachusetts precedent.1

     The Plaintiffs have filed a Complaint for Civil Contempt to compel the Defendants to comply with the Injunction. In light of the Defendants'
intentionally contemptuous conduct toward this Court, their Motion for Clarification and Reconsideration should be denied, and this Court should act immediately to hold the Defendants in contempt. The Defendants' Motion need not be considered further.

     B. Justice Perretta's Order, Created No Distinction Which Permitted The Defendants To Do Indirectly What This Court Enjoined Them From Doing Directly.

     The Defendants appear to argue that Justice Perretta's Order created a "distinction" between the proper use of Section 50A, and its use for an inappropriate purpose, which permitted them to end run the effect of the Injunction and avoid its prohibitions, simply by orchestrating abstentions by Directors McCalmont, Lerner, Lessard and Guild at the Special Meeting, thereby achieving indirectly through the votes of Directors Lake, Peoples, Briskin, the identical result which the court enjoined. Justice Perretta's Order makes no such "distinction", but rather upholds the trial court's analysis and the issuance of the Injunction. Justice Perretta's Order clearly comports with Judge Quinlan's finding that the entire context of the April 30, 1998 vote opting into
Section 50A was a manipulative device. There is absolutely nothing in Justice Perretta's Order, implicit or otherwise, which holds that abstentions by the McCalmont Group at the Special Meeting, (under circumstances where the participation of at least one of its members was necessary to establish a quorum) renders permissible conduct that Judge Quinlan specifically enjoined. This argument should be disregarded in its entirety.

     C. The Court Should Decline To Consider Factual Information Which Was Readily Available Prior To The Issuance Of The Injunction.

     The Defendants' Motion relies in large part upon the Affidavits of Directors Briskin, Peoples, Guild, and McCalmont, and the Affidavit of TCC's Attorney, Evan Slavitt. The factual allegations contained in each of these affidavits were known to the Defendants both before and after the filing of the Verified Complaint. The facts contained in those affidavits could have been brought to the court's attention prior to, or at the time of the hearing on the Plaintiff's Motion for a Preliminary Injunction on June 8, 1998. The Defendants elected not to do so. Since it was clear that this information was available to the Defendants and uniquely within their control prior to the hearing on the Plaintiffs Motion for Preliminary Injunction, the Court should not now consider their belated request for reconsideration based on those same facts.2

     To the extent that the Defendants seek to selectively rely on the excerpts from the Plaintiffs' depositions, the Court should decline to consider this information, because the Plaintiffs have not yet had the opportunity to depose any of the Defendants, including the allegedly "disinterested" directors, Lake, Peoples and Briskin. Moreover, portions of Mr. Phalon's deposition which the Defendants have elected not to bring to the Court's attention clearly establish a reasonable basis for the conclusion that Lake, Peoples, and Briskin are not disinterested, and that they are in fact controlled by the McCalmont Group. See
Section II(E), infra.

     Finally, the Defendants should not be permitted to contest the propriety of the Injunction a third time. Presumably, they presented their best case at the initial hearing on the Plaintiff's Motion for a Preliminary Injunction, and were unsuccessful. They also requested Single Justice review and reconsideration of the propriety of Judge Quinlan's issuance of the Injunction, and were unsuccessful there as well. This latest attempt, seeking reconsideration a third time prior to the completion of discovery, must not be tolerated. At a minimum, the Injunction must remain in place until all parties in this case have had a full and fair opportunity to complete discovery.3 The Defendants must not be permitted to improperly utilize incomplete and selective discovery as a basis for overturning an appropriately issued Injunction.

     D. The Defendants Selective Use Of The Attorney-Client Privilege Must Not Be Condoned.

     When the Plaintiffs sought discovery of the Slavitt Report, the Defendants resisted production of the report on the basis that it was subject to the attorney-client privilege. At the hearing on the Plaintiff's Motion for Expedited Discovery, the Defendants did not offer to make attorney Slavitt available for deposition, even though Attorney Slavitt conducted the investigation and authored the Slavitt Report, which is one of the central factual repositories in this case. The Defendants' assertion of the attorney-client privilege notwithstanding, the Defendants have now apparently decided to waive that privilege, at least insofar as it now benefits their case to do so, and in particular with respect the Defendants' alleged disclosures of the substance of the Slavitt Report to the Securities and Exchange Commission.

     It is clear that the Defendants are selectively using and disregarding the attorney-client privilege, in an attempt to garner an unfair advantage in this case. They must not be permitted to ignore the privilege for the purpose of introducing facts advantageous to their position on one hand, while at the same time sheltering in the privilege to deprive the Plaintiffs of access to information directly relevant to their claims. Based on the submission of the Slavitt Affidavit as part of the Defendants' Motion, this Court should find that the Defendants have waived the attorney client privilege with respect to Mr. Slavitt's investigation, the Slavitt Report, any and all disclosure issues to the Securities and Exchange Commission, and other issues central to the Plaintiffs' claims, or in the alternative should strike the Slavitt Affidavit. To do otherwise, would be to unfairly prejudice the Plaintiff's by depriving them of facts necessary to prove their case.

     E.   Defendants, Lake, Peoples And Briskin Are Not Disinterested.

     The Plaintiffs never claimed to have been privy to contact between Lake, Peoples and Briskin, and the McCalmont Group. On the contrary, they have been intentionally excluded from any all such communications. Nevertheless, Phalon made clear at this deposition, that while he had not been privy to specific communications, the manner in which Lake, Peoples and Briskin were elected to fill vacancies on TCC's Board at the April 30, 1998 Meeting reinforced his belief that they were also connected to and controlled by the McCalmont Group. (Phalon Depo, 6/24/98, at 110-111.)

     As Mr. Phalon testified, that with respect to Lake, Peoples and Briskin, TCC's customary procedures were not followed, he was never informed as to their identity prior to the April 30th meeting, and they were voted into their positions without discussion, in the context of a meeting which last only a few minutes.4 These facts are not denied by Defendants, and they form a reasonable basis for Phalon's conclusion that Briskin, Lake, and Peoples are controlled by the McCalmont Group. The fact that the Defendants have submitted selective facts in affidavits from these individuals does not remove the context in which they were appointed to TCC's Board, or the conclusion based on the manner in which they were appointed - solely by votes of the McCalmont Group - that they are in fact controlled by the McCalmont Group.

     Finally, even if Lake, Briskin and Peoples are not controlled by the McCalmont Group, it is undisputed that the Injunction is also directed at them and they are required to abide by its provisions. It is also undisputed that they voted to stagger TCC's Board of Directors 14 days after the Injunction issued. That act constitutes contempt, and renders fatally defective any action taken on June 24, 1998 by those Directors.

                                 III. CONCLUSION

     Based on the foregoing, the Defendants Motion should be denied, and this Court should enter a finding that the Defendants have waived any attorney-client privilege as to: (i) attorney Slavitt's disclosures to the SEC; (ii) the Slavitt Report; and (iii) all aspects of the internal investigation, or in the alternative strike the Slavitt Affidavit.

     The Plaintiffs rely upon, and incorporate herein by reference their Complaint for Civil Contempt, filed with this Court on June 29, 1998, a true and accurate copy of which is attached hereto as Exhibit "A".

                                                  Respectfully submitted,

                                                  PHILIP A. PHALON, and
                                                  M. MAHMUD AWAN
                                                  By their attorneys,


                                                  /s/ Mark S. Resnick
                                                  _____________________________
                                                  Robert Sylvia (BBO# 491060)
                                                  Paul Bork (BBO# 541815)
                                                  Mark S. Resnick (BBO# 559885)
                                                  HINCKLEY, ALLEN & SNYDER
                                                  28 State Street
                                                  Boston, MA  02109
                                                  (617) 345-9000

DATED:  July 1, 1998

                             CERTIFICATE OF SERVICE

     I, Mark S. Resnick, hereby certify that on this 1st day of July, 1998, I served a true and accurate copy of the foregoing on Evan M. Slavitt, Gadsby &
Hannah, LLP, 225 Franklin, Boston, MA 02110 and Alan D. Rose, Rose and Associates, One Boston Place, Boston, MA 02108, by hand delivery.


                                                  /s/ Mark S. Resnick
                                                  _____________________________
                                                  Mark S. Resnick


______________________________

1 The Court is respectfully directed to the Plaintiffs' Complaint for Civil Contempt and its Exhibits, filed with this Court on June 29, 1998, and attached hereto as Exhibit A, and the citations to authority contained therein.

2 The timing with which the Defendants elected to bring these facts to the Court's attention illustrates the Defendants' obvious strategy to manufacture some basis to justify reconsideration, in the event they were initially unsuccessful in their opposition to the Plaintiffs' Motion for Preliminary Injunction.

3 It should be further noted that the Plaintiffs initially sought expedited discovery as to the contents of the Slavitt Report, and the Court concluded that the Plaintiffs should utilize the traditional discovery devices and the traditional time periods in connection with their effort to obtain that information. The Defendants have not agreed to produce the Slavitt Report, nor have they agreed to produce Defendants, Lake, Peoples and Briskin for deposition as originally requested by the Plaintiffs.

4 Q: So in what way other than that is Mitchell Briskin beholden to Arnold McCalmont? A: You know, I really can't tell you, because those people [Briskin, Lake and Peoples] were nominated to that Board and rushed through in a manner that I have absolutely no knowledge of who they are, where they came from or how they got there. They were put on the Board in a 12 minute Board of Directors Meeting without any discussion whatsoever, totally disparate from any other way that I was familiar with that we put people on the Board . . . they were all nominated and elected so fast . . . so if you're asking me, do I know anything about Briskin or Lake, the answer is other than their name and what I say I was told [relative to their allegiance to McCalmont] I know nothing. (Phalon Depo. 624, 98 at 110 through 111).

     A true and accurate copy of the excerpts from the Phalon Deposition are attached hereto as Exhibit B.